SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BRF S.A.
(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
(CUSIP Number)

Abilio dos Santos Diniz
Att.: Eduardo Rossi and/ or Flavia Almeida
Avenida Brigadeiro Faria Lima 2055, 15th floor
01452-001 São Paulo, SP Brazil
(55 11) 3702 5188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1 CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

 CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Abilio dos Santos Diniz
2.	(A) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 31,880,331
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,880,331
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,880,331
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2 The percentages used herein are calculated based upon 799,005,245 Common Shares outstanding as of March 31, 2017, as reported in Issuer’s annual report on Form 20-F filed April 26, 2017.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D relates to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil, and amends the initial statement on Schedule 13D filed on January 29, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on April 5, 2016, as amended by Amendment No. 2 to the Initial Schedule 13D filed on August 1, 2016 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 have the same meanings ascribed to them in the Schedule 13D.

The disclosure herein is made solely for purpose of compliance with U.S. securities law and regulation and not for any other purpose, including purposes under Brazilian law and regulation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by incorporating by reference herein the information set forth in Item 6 of this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by incorporating by reference herein the information set forth in Item 6 of this Amendment No. 3.

Item 5. Interest in Securities of the Issuer.

Item 5 (a, b) of the Schedule 13D is hereby amended by amending and restating the first two paragraphs thereof as follows:
(a, b) The ownership percentages set forth below are based on 799,005,245 Common Shares outstanding as of March 31, 2017, as reported in the Issuer’s annual report on Form 20-F filed April 26, 2017.
Mr. Diniz may be deemed to be the beneficial owner of 31,880,331 Common Shares, representing 3.99% of the outstanding Common Shares.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The Reporting Person has not effected any transactions in Common Shares during the past 60 days other than those set forth in this Amendment No. 3.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) Previously, the Reporting Person may have been deemed to be a member of a group with GIC and Tarpon for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of their interests in the Special Purpose Fund.  As of May 4, 2017, upon the dissolution of the Special Purpose Fund described in this Amendment No. 3, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Shares.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On May 4, 2017, the Common Shares held by the Special Purpose Fund were distributed in kind to the limited partners of the Special Purpose Fund, including entities affiliated with the Reporting Person, in connection with the dissolution of the Special Purpose Fund.  Upon dissolution of the Special Fund, entities affiliated with the Reporting Person were distributed an aggregate of 6,527,031 Common Shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: May 30, 2017	ABILIO DOS SANTOS DINIZ

	By:	/s/ Abilio dos Santos Diniz